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                              May 14, 2021

       Christian Hanke
       Chief Financial Officer
       Oatly Group AB
       Stora Varvsgatan 6a
       211 19 Malm
       Sweden

                                                        Re: Oatly Group AB
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 11, 2021
                                                            File No. 333-255344

       Dear Mr. Hanke:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed May 11, 2021

       Dilution, page 67

   1. Please provide a tabular presentation of a pro forma dilution calculation utilizing the pro forma net tangible book
value referenced in the second paragraph on page 67.
       General

   2. We note your disclosure that in connection with the Concurrent Private Placements you will receive repayment
of any outstanding loans owed to you by some of the warrant
                                                        holders. Please
disclose the amount the loans owed by the warrant holders. If appropriate, please
update your Related Party Transactions section.
 Christian Hanke
Oatly Group AB
May 14, 2021
Page 2

        You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at
(202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameChristian Hanke
                                                         Division of
Corporation Finance
Comapany NameOatly Group AB
                                                         Office of
Manufacturing
May 14, 2021 Page 2
cc:       Marc Jaffe
FirstName LastName